Mail Stop 4561

February 5, 2009

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

>   **Re: Google, Inc.**
>   **Form 10-Q for the quarterly period ended September 30, 2008**
>   **Filed on November 7, 2008**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed on February 15, 2008**
>   **File No. 000-50726**

Dear Mr. Schmidt:

    We have reviewed your response letter dated January 9, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 12, 2008.

Form 10-Q for the quarterly period ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Business, page 24

1. We note from several recent press articles that you have significantly reduced the number of your temporary employees or contract workers. In view of these recent events, please tell us what consideration you have given to providing the information required by Item 2.05 of Form 8-K. In addition, explain what consideration you have given to disclosing the total number of temporary

employees or contract workers as well as any impact the layoffs might have on your results of operations.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 44

2. We note your response to prior comment No. 3 that indicates your "ads displayed" data does not constitute a significant portion of your total revenues. Please reconcile this statement with your disclosures on page 44 that state your advertising revenue growth for Google web sites and Google Network web sites resulted primarily from an increase in the total number of paid clicks and ads displayed through your programs.

Notes to the Consolidated Financial Statements

Cost of Revenues, page 73

3. We note your response to prior comment 4 regarding the access points delivered under your distribution arrangements. Please note that we are still considering your response and may have additional comments.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant